EXHIBIT 99.03


                              CONSULTING AGREEMENT

         This CONSULTING AGREEMENT made as of July 22, 2002, by and between Ad-Mini-Stra Co., Inc., a New York corporation with offices at 198 Alta Terrace, Jericho, New York 11753 (hereinafter referred to as "Consultant") and Adirondack Pure Springs Mt. Water Co., Inc., a New York corporation with offices at 1000 Woodbury Road, Suite 212A, Woodbury, New York 11776 (hereinafter referred to as the "Company").

         WHEREAS, the Company desires to obtain the benefit of the services of Consultant to provide the services hereinafter set forth during a three year period commencing June 6, 2002 and ending June 5, 2004 at the rate of compensation set forth herein; and

         WHEREAS, the Consultant desires to render such services to the Company;

         WHEREAS, this agreement is intended to take the place of a concluded previously existing agreement between the Company and CES Consultants Co., Inc., a corporation wholly owned by the sole shareholder of the Consultant

         NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained and the acts herein described, it is agreed between the parties as follows:

         1. The Company hereby engages and retains Consultant and Consultant hereby agrees to render services and advice to the Company for a three (3) year period commencing July 22 2002 and ending July 21, 2005

         2. The services to be rendered by Consultant shall consist of giving advice and opinions to the Company concerning but not limited to, (1) Introduction to new business customers, including, but not limited, to medical industry and retail customers, (2) Advice on production and plant design and layout, (3) Advice on corporate governance and structure, (4) Financial services and advice, administrative services and advice, and general business advice, (5) Introduction to potential joint venture opportunities related to new product development, (6) Introduction to potential merger and acquisition opportunities related to product, brand, production facility, water sources, or related businesses. Consultant shall have the sole discretion as to the form, manner, and place in which said advice shall be given and the amount of time to be devoted to serve under this Agreement. The Company will rely on the consultant to work as many hours as may be reasonably necessary to fulfill Consultant's obligations under this Agreement. Except as provided hereinafter, an oral opinion by the Consultant to the Company shall be considered sufficient compliance with the requirements of this paragraph. Consultant shall devote to the Company only such time as it may deem necessary, and when reasonably requested by the Company, and shall not by this agreement be prevented or barred from rendering services of the same or similar nature, as herein described, or services of any nature whatsoever for or on behalf of persons, firms, or corporations other than the Company. The Company recognizes the Consultant provides services to other clients. The Company acknowledges that it has already receive substantial advice and services from the Consultant and its beneficial owners.

         3.       The Company shall compensate the Consultant as follows:

         (a) The payment of an annual fee $172,000.00 or one initial payment of 1,300,000 shares of free trading common stock to be registered under a Registration Statement on Form S-8 or any other available form. In such connection, the Consultant represents to the Company that Harry Sackler, who will perform services hereunder, is the sole shareholder of Consultant.

         (b) The Company shall reimburse the Consultant for any out of pocket disbursements and expenses in connection with the services rendered, upon submission and substantiation therefore.

         (c) In connection with any Merger or other Acquisition where the acquired company was introduced to the Company by the Consultant payment, in cash or, at the option of the Company, common stock valued at its average closing bid price on the principal market for the last ten trading days and to be registered on Form S-8 within 90 days of issuance, upon the closing of the transaction (unless the Consultant and the Company shall mutually agree to a payment other than in cash) based upon the value of the transaction with any of the Company's securities being valued at their market value at the time of the transaction based on the following formula:

                  (i) 5% of the first three million ($3,000,000) dollars of the value of the transaction;
                  (ii) 4% of the amount of the value of the transaction in excess of three million ($3,000,000) dollars up to and including seven million ($7,000,000) dollars;
                  (iii) 3% of the amount of the value of the transaction in excess of seven million ($7,000,000) dollars up to and including ten million ($10,000,000) dollars;
                  (iv) 2% of the amount of the value of the transaction in excess of ten million ($10,000,000) dollars up to and including fifteen million ($15,000,000) dollars; and
                  (v) 1% of the amount of the value of the transaction in excess of fifteen million ($15,000,000) dollars.

         The payment of fees under this sub-paragraph (c) shall apply to any merger or acquisition which is consummated with any party introduced to the Company by the Consultant during the term of this Agreement or within two years thereafter.

         For purposes of this Agreement, "Merger or Acquisition" means (A) any transaction or series of transactions whereby, directly or indirectly,
         (i) 50% of the assets, revenues or income of the Company or any of its subsidiaries or affiliates or (ii) more than 50% of the capital stock of the Company or any of its subsidiaries or affiliates is acquired, licensed or leased, with or without a purchase option, by another party or parties or is transferred to another party or parties in any manner, including by way of stock purchase, sale, or exchange, merger, consolidation, reorganization, recapitalization, liquidation, joint venture or partnership, minority investment, tender or exchange offer, open market or negotiated purchase or any similar transaction or any combination of the foregoing or (B) any transaction or series of transactions whereby, directly or indirectly, (i) 50% of the assets, revenues or income of any other entity or (ii) more than 50% of the capital stock of any other entity is acquired, licensed or leased, with or without a purchase option, by the Company or any of its subsidiaries or affiliates or is transferred to the Company or any of its subsidiaries or affiliates in any manner, including by way of stock purchase, sale, or exchange, merger, consolidation, reorganization, recapitalization, liquidation, joint venture or partnership, minority investment, tender or exchange offer, open market or negotiated purchase or any similar transaction or any combination of the foregoing.

         (d) In connection with any production contract where the company was introduced to the Company by the Consultant payment, in cash or, at the option of the Company, common stock valued at its average closing bid price on the principal market for the last ten trading days and to be registered on Form S-8 within 90 days of issuance, upon the closing of the transaction (unless the Consultant and the Company shall mutually agree to a payment other than in cash) based upon the value of the transaction with any of the Company's securities being valued at their market value at the time of the transaction based on the following formula:

                  (i) 5% of the first three million ($2,000,000) dollars of the value of the first years sales;
                  (ii) 4% of the amount of the value of the first years sales in excess of two million ($2,000,000) dollars up to and including five million ($5,000,000) dollars;
                  (iii) 3% of the amount of the first years sales in excess of five million ($5,000,000) dollars up to and including seven million ($7,000,000) dollars;
                  (iv) 2% of the amount of the first years sales in excess of seven million ($7,000,000) dollars up to and including fifteen million ($10,000,000) dollars; and
                  (v) 1% of the amount of the first years sales in excess of ten million ($10,000,000) dollars.

         The payment of fees under this sub-paragraph (d) shall apply to any production contract which is consummated with any party introduced to the Company by the Consultant during the term of this Agreement or within two years thereafter.

         4. The Company will not provide support services, including office space and secretarial services, for the benefit of the Consultant.

         5. The Consultant and the Company recognize that the Consultant's Services will include working on various projects for The company. The Consultant shall obtain the approval of the Company prior to the commencement of a new project.

         6. It is understood by the parties that the Consultant is an independent contractor with respect to the Company, and not an employee. The Company will not provide fringe benefits, including health insurance benefits, paid vacation, or any other employee benefit, for the benefit of the Consultant.

         7. The Company recognizes that the Consultant has and will have the following information:

         -        trade secrets


and other proprietary information (collectively, "Information") which are valuable, special and unique assets of the Company and need to be protected from improper disclosure. In consideration for the disclosure of the information, the Consultant agrees that the Consultant will not at any time or in any manner, either directly or indirectly, use any Information for the Consultant's own benefit, or divulge, disclose, or communicate in any manner any Information to any third party without the prior written consent of the Company. The Consultant will protect the Information and treat it as strictly confidential. A violation of this paragraph shall be a material violation of this Agreement.

         8. The confidentiality provisions of this Agreement shall remain in full force and effect after the termination of this Agreement.

         9. Upon termination of this Agreement, The consultant shall deliver all records, notes, data, memoranda, models, and equipment of any nature that are in Consultant's possession or under Consultant's control and that are the Company's property or relate to the Company's business.

         10. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United States mail, postage prepaid, addressed as follows:

         IF for the Company:

           Adirondack Pure Springs Mountain Water Co. Inc.
           Attn.: David Sackler, CEO/President
           1000 Woodbury Road - Suite 212A
           Woodbury, New York 11797

         IF for the Consultant:

           Ad-Mini-Stra Co. Inc.
           Attn.: Harry Sackler, President
           198 Alta Terrace
           Jericho, New York 11753

Such address may be changed from time to time by either party by providing written notice to the other in the manner set forth above.

         11. Consultants' advisory services are provided on a best efforts basis and are based on his personal experience and expertise. There are no guarantees, warranties or representations of any kind that Consultant's advise or services will produce any specific results for the benefit of the Company. Actual results may substantially and materially differ from those suggested by Consultant or included in the Exhibits attached hereto. Consultant represents and warrants to Company that (a) he is under no contractual restriction or other restrictions or obligations that are inconsistent with this Agreement, the performance of his duties and the covenants hereunder, and (b) he is under no physical or mental disability that would interfere with his keeping and performing all of the agreements, covenants and conditions to be kept or performed hereunder

         12. The Company shall hold Consultant harmless from and against and shall indemnify him for any liability, loss, cost, expenses or damages, including attorney's fees, howsoever caused by reason of any injury or loss sustained by or to any person or property by reason of any alleged wrongful act, misrepresentation or omission except for gross negligence, willful misconduct or malfeasance and it shall pay all sums to be paid or discharged in case of any action or any such damages or injuries relating to the subject matter of this Agreement or services or obligations rendered hereunder.

         13. This instrument contains the entire agreement of the parties. There are no representations or warranties other than as contained herein, and there shall not be any liability to Consultant for any service rendered to the Company pursuant to this agreement. No waiver or modification hereof shall be valid unless executed in writing with the same formalities as this Agreement. Waiver of the breach of any term or condition of this Agreement shall not be deemed a waiver of any other subsequent breach, whether of like or of a different nature.

         14. This agreement shall be construed according to the laws of State of New York as they are applied to agreements executed and to be performed entirely within such State and shall be binding upon the hereto, their successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be signed and their respective seals to be hereunto affixed the day and year first above written.


Ad-Mini-Stra Co. Inc.

/s/ HARRY SACKLER
--------------------
Harry Sackler, President

Adirondack Pure Springs Mountain Water Co., Inc.

/s/ DAVID SACKLER
--------------------
David Sackler, President, CEO